Exhibit 99.1

IceCure Announces Expiration and Results of Approximately Two Times Over-Subscribed Rights Offering for Aggregate Gross Proceeds of $10.0 Million

CAESAREA, Israel, July 29, 2025 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced that the subscription period of its previously announced rights offering (the “Rights Offering”) expired at 5:00 p.m., Eastern Time, on July 28, 2025. As previously disclosed, the Company distributed to all holders of record of the Company’s ordinary shares, no par value per share (“Ordinary Shares”) as of 5:00 p.m., Eastern Time, on July 9, 2025 (the “Record Date”), at no charge, non-transferable subscription rights (the "Subscription Rights") to purchase up to an aggregate of 10,000,000 units (“Units”) at a subscription price of $1.00 per whole Unit.

The Company distributed an aggregate of $10,000,000 of Subscription Rights to purchase an aggregate of 10,000,000 Units at a subscription price of $1.00 per whole Unit. Each holder received one Subscription Right for every Ordinary Share owned at 5:00 p.m., Eastern Time on the Record Date. Each Subscription Right entitled the holder to subscribe for 0.1703 of a Unit, each comprised of one Ordinary Share and a warrant to purchase one Ordinary Share (a “Warrant”), at a subscription price of $1.00 per Unit or, in lieu of such Unit, one Unit, each comprised of one pre-funded warrant to purchase one Ordinary Share (a “Pre-Funded Warrant”) and one Warrant, at a subscription price of $0.9999 per Unit.

Holders who fully exercised their basic Subscription Rights were entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised basic Subscription Rights. If over-subscription privilege requests exceed the remaining Units available, the remaining Units will be allocated pro-rata among holders who over-subscribe based on the number of Ordinary Shares held by all holders exercising the privilege.

During the Rights Offering, rights holders validly subscribed for 10,000,000 Units at the subscription price. Subscription Rights that were not properly exercised by 5:00 p.m., Eastern Time, on July 28, 2025, expired and may no longer be exercised. A total of 4,627,771 Units are expected to be issued pursuant to the over-subscription privilege. The Company expects to deliver the ordinary shares underlying the Units purchased in the Rights Offering to rights holders on or about July 30, 2025, and expects to deliver the warrants comprising the Units purchased in the Rights Offering to the warrant agent on or about July 30, 2025.

Based on these results, the Company estimates that it will receive aggregate gross proceeds of approximately $10.0 million, not including estimated expenses relating to the Rights Offering and payable by the Company.

Maxim Group LLC acted as dealer-manager for the Rights Offering. Questions about the Rights Offering may be directed to Maxim Group LLC, the dealer-manager for the Rights Offering, at 300 Park Avenue, New York, NY 10022, Attention Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

The Rights Offering is being made pursuant to the Company’s registration statement on Form F-1 (File No. 333-288062) (as amended, the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2025. The Rights Offering was made only by means of a prospectus, copies of which were delivered to holders of the Company’s Ordinary Shares as of 5:00 p.m., Eastern Time on the Record Date and which can be accessed through the SEC’s website at www.sec.gov. Questions about the Rights Offering or requests for a copy of the prospectus related to the Rights Offering may be directed to the Information Agent, Broadridge Corporate Issuer Solutions, LLC, at (855) 793-5068 or via e-mail at shareholder@broadridge.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any Subscription Rights, Ordinary Shares, Warrants, Pre-Funded Warrants, Units or any other securities, nor will there be any offer, solicitation or sale of any Subscription Rights, Ordinary Shares, Warrants, Pre-Funded Warrants, Units or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such state or jurisdiction. This press release is not an offering and an offering can only be made by the prospectus and any prospectus supplements for the Rights Offering, which should be read carefully before making an investment decision.

The Company has not made and will not make any recommendation to shareholders regarding the exercise of Subscription Rights. The Company’s shareholders as of 5:00 p.m., Eastern Time, on the Record Date should make an independent investment decision about whether to exercise their Subscription Rights based on their own assessment of the Company's business, financial condition, prospects for the future and the terms of the Rights Offering.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses the expected delivery of the Units and securities comprising the Units; the number of Units expected to be issued pursuant to the over-subscription privilege; and, if over-subscription privilege requests exceed the remaining Units available, the remaining Units will be allocated pro-rata among holders who over-subscribe based on the number of Ordinary Shares held by all holders exercising the privilege. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914